SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant To Rule § 240.13d-2.

Under the Securities Exchange Act of 1934
 (Amendment No. ____) *

Concord Medical Services Holdings Limited
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

206277 1051
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Ordinary Shares.

CUSIP NO. 206277 105	Schedule 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON CAGP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,172,700
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,172,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,172,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.7%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 206277 105	Schedule 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON CAGP General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,172,700
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,172,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,172,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.7%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 206277 105	Schedule 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Carlyle Asia Growth Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,169,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,169,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,169,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 206277 105	Schedule 13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON CAGP III Co-Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,003,700
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,003,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,003,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 206277 105	Schedule 13G	Page 6 of 9 Pages

ITEM 1(a).	NAME OF ISSUER:

Concord Medical Services Holdings Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

18/F, Tower A, Global Trade Center
36 North Third Ring Road East
Dongcheng District, Beijing 100013
The People’s Republic of China

ITEM 2(a).	NAME OF PERSONS FILING:

CAGP Ltd.
CAGP General Partner, L.P.
Carlyle Asia Growth Partners III, L.P.
CAGP III Co-Investment, L.P.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For CAGP Ltd.:
Walker House, 87 Mary Street, George Town,
Grand Cayman KY1-9002, Cayman Islands

For CAGP General Partner, L.P.:
Walker House, 87 Mary Street, George Town,
Grand Cayman KY1-9002, Cayman Islands

For Carlyle Asia Growth Partners III, L.P.:
Walker House, 87 Mary Street, George Town,
Grand Cayman KY1-9002, Cayman Islands

For CAGP III Co-Investment, L.P.:
Walker House, 87 Mary Street, George Town,
Grand Cayman KY1-9002, Cayman Islands

ITEM 2(c)	CITIZENSHIP:

CAGP Ltd. – Cayman Islands
CAGP General Partner, L.P. – Cayman Islands
Carlyle Asia Growth Partners III, L.P. – Cayman Islands
CAGP III Co-Investment, L.P. – Cayman Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, par value US$0.0001 per share

CUSIP NO. 206277 105	Schedule 13G	Page 7 of 9 Pages

ITEM 2(e).                      CUSIP NUMBER:

206277 105

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

ITEM 4.	OWNERSHIP.

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the person filing this statement is provided as of December 31, 2009. The percentage amount is based on 147,455,500 Ordinary Shares outstanding as of December 31, 2009, as derived from the Issuer’s corporate records.

			Number of shares as to which the person has:
Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
CAGP Ltd.	26,172,700	17.7%	0	26,172,700	0	26,172,700
CAGP General Partner, L.P.	26,172,700	17.7%	0	26,172,700	0	26,172,700
Carlyle Asia Growth Partners III, L.P.	25,169,000	17.1%	0	25,169,000	0	25,169,000
CAGP III Co-Investment, L.P.	1,003,700	0.7%	0	1,003,700	0	1,003,700

Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. together hold in aggregate a total of 26,172,700 Ordinary Shares of the Issuer.  The general partner of each of Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. is CAGP General Partner, L.P., which is in turn managed by its general partner, CAGP Ltd.  CAGP General Partner, L.P. and CAGP Ltd. may be deemed to be beneficial owners of the 26,172,700 Ordinary Shares of the Issuer held by Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  [  ]

CUSIP NO. 206277 105	Schedule 13G	Page 8 of 9 Pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 206277 105	Schedule 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2010

CAGP Ltd.

By: /s/ Curtis L. Buser
Name: Curtis L. Buser
Title:   Director

CAGP General Partner, L.P.

By: /s/ Curtis L. Buser
Name: Curtis L. Buser
Title:   Director

Carlyle Asia Growth Partners III, L.P.

By: /s/ Curtis L. Buser
Name: Curtis L. Buser
Title:   Director

CAGP III Co-Investment, L.P.

By: /s/ Curtis L. Buser
Name: Curtis L. Buser
Title:   Director